Idrees ("Lanre") Ajakaiye
| P.O. Box 5895, Providence, RI 02903| lanre@25bough.com

EXECUTIVE & COMMUNITY LEADER, INNOVATOR & STRATEGIST

PROVEN LEADERSHIP THROUGHOUT FORTUNE 50, START UP & NON-PROFIT ENVIRONMENTS

Dynamic leader with International and domestic expertise driving organizational growth and revenue. A strategy expert with the ability to identify, assess and connect gaps of opportunity into a holistic strategy. A proven track record of implementation with disciplined execution across people, process and technology. A unique combination of innovation, sales and marketing savvy across diverse business lines and membership based organization.
Success thriving in fast paced, diverse environments.

Gallup Strengths: Futuristic I Strategic I Ideation I Relator I Learner

Key Areas of Impact:

Marketing & Sales Leadership
- Omni-channel Marketing Expert
- Sales Expertise including cultural Transformation
- Exceptional knowledge of CRM, lead generation and retention
- Incentive Design / Optimization

Entrepreneur /Start Up Experience
- Strategic business acumen
- Technology Strategy/Build-Out
- Employ Agile methodology with adjoining certification
- Vendor management and contractual negotiation skills
- Real Estate/ Insurance/ Financial Services Acumen

Executive Traits
- Visionary & Forward Thinking
- Team Leadership & Development
- Building High Performance Teams
- Collaborative approach with Emotional Intelligence
- Influence & Relationship Building
- Continuous Process Improvement with Change Management acumen.

Leadership, Experience & Accomplishments

Founder, 25 Bough Street, Inc., & 25 Bough LLC | | SEPT 2020- PRESENT

Visionary and community leader behind 25 Bough Street, a community powered development which will transform and re-develop a currently blighted property, in the historic Olneyville section of Providence, Rhode Island into a multi-purpose, community-anchored facility providing spaces for youth education and empowerment, entrepreneurship, and celebration of life events. The building spanning 15,194 square feet will support six, integrated uses towards community empowerment and social impact.

Head of Membership, NFPA | | DECEMBER 2020 - PRESENT

Global leader for all things membership at NFPA within the Global team. NFPA is the leading global advocate for the elimination of death, injury, property and economic loss due to fire, electrical and related hazards. A global self-funded nonprofit organization, established in 1896, devoted to eliminating death, injury, property and economic loss due to fire, electrical and related hazards. Lead acquisition and retention of membership with a span across domestic and global growth and strategy including Latin America, Africa and the Middle East.

AAA NORTHEAST
Director, Marketing Operations | AAA Northeast | SEPT 2018 – PRESENT
Director, Membership Sales | AAA Northeast | JAN 2015 – SEPT 2018
Senior Manager, CRM (MRM) Strategy | AAA Southern New England | MAY 2014 – JAN 2015

Promoted to an increasing areas of responsibility within AAA Northeast, including oversight of Marketing Technologies performing selection, RFI (Request for Inquiries) and RFP (Request for Proposals) to maximize spend and return. Maintain responsibilities for managing three (3) budgets, oversight of membership sales incentives for 3k employees while leading the Outbound Contact Center (North Andover, MA) including 25+ AAA employees to double-digit growth within a two-year time span.

Responsibilities for the overall CRM strategy – (called MRM internally due to membership focus)-including the development and implementation of Omni-channel, relationship strategies across AAA NE member base. Successfully Increased the MRM Index measuring engagement progressively year over year through vendor and partner collaboration and data acquisition.

START UP EVENT: New England Family Fun Festival | OCTOBER 2013 –MAY 2014

START UP EVENT: Devised and created the strategy, logo, brand assets, website, corporate sponsorship packaging and holistic approach across print, video, social media, digital for the New England Family Fun Festival leading to the acquisition of: 14+ corporate sponsors at The Rhode Island Convention Center and over 6,232+ people in attendance.

Manager, Sales Development & Marketing Services | MetLife – Customer Sales & Service Group (CSSG) | AUGUST 2007 – OCTOBER 2013

$52B insurer MetLife has 90M customers in 60+ countries and is one of the most recognized brands in the U.S.

Consistently Driving Revenue Growth & Efficiencies at MetLife


300K
200K
100K
K
2007
2008
2009
2010
2011

Promoted to transform service center into profit center, maximizing revenue for 26.5M contacts equaling $525M in conservation. Influenced 2,500 associates and managers to embrace an innovation-focused, sales-oriented culture. Led customer relationship management for 5 U.S. offices and 3 partners in Central America and Asia.

SECURED $140M IN PREMIUMS & $1.4B+ DEPOSITS—CONTINUALLY GREW REVENUE THROUGHOUT 6 UPPER-LEVEL LEADERSHIP TERMINATIONS WHILE MANAGING THE INHERENT CHANGE MANAGEMENT WITHIN TO INCREASE THE BOTTOM LINE.

- Improved results for 2 underperforming global groups in Costa Rica and El Salvador. Traveled on-site, performed a gap analysis and to course correct with accountable measurements through a PDCA process. Motivated teams to strive for excellence by implementing KPIs, focus groups, and training. Won buy-in for annual production negotiating increases from 10 departments in a global organization each year.
- Raised lead generation 23% YOY and outperformed call center SLAs 10%+. Enhanced sales results enterprise-wide by training associates to use idle time to help other teams with excess calls.

Program Management across 10 Projects: Achieved $30M in Gross Dealer Concessions by partnering across the enterprise to drive 10 interlocking performance enhancement projects impacting people, process and technology awarded a MetLife Innovation award.

Financial Impact of Contribution (MetLife)

Year	Premiums	Deposits
2010	$27.0M	$212M
2011	$30.2M	$214M
2012	$39.2M	$217M

ARDORNY REAL ESTATE FIRM

Director of Sales [NY, NY] & Other Titles | Ardor Realty (ArdorNY.com) | 2001 – 2006

Ardor Realty is a provider of upscale Manhattan real estate services. *Drove the scaling of operations from 24 sales agents at my joining to a 324 person sales force. Responsibilities for interviewing, training, hiring and closing deals. Promoted to roles of increasing accountability rising from a top sales agent to general manager to Direct of Real Estate Sales in New York City.*

As **Director of Sales** ('04-'06), headed recruitment, development, and training of this 324 person real estate sales force, daily operations for two (2) sites while closing and negotiating agreements annually as the primary contact to some of Manhattan's largest developers, landlords, and clients.

Education & Training

Master of Science, International Marketing Management, Boston University (2010 -2012)

Dual Bachelor of Arts Degrees, English & Communication, University of Rhode Island (1995)

High school – Classical High School, Providence, RI (1991)

Agile Certification (2019)

Project Management Certificate, Project Management Institute (2012)

Six Sigma Yellow Belt (2012)

Expertise in Social Media, Video, Digital and Omni-channel marketing includes programs such as PowerPoint • Visio • Word • Word Press • Excel• Adobe Suite • Video • Tableau• NICE In Contact Cloud

Knowledge from Previous Licensure as a Real Estate broker (NY, NY) and an Insurance Producer for MetLife

Leadership Programs:

- Leadership Rhode Island (LRI) Alumni, NU II, Class of 2017.
  - Selected by classmates to be Class Speaker as well as Speaker of the House (in simulation)